FOR IMMEDIATE RELEASE

                 DEL GLOBAL TECHNOLOGIES SIGNS COMMITMENT LETTER

                   FOR NEW $10 MILLION SENIOR CREDIT FACILITY



                 ANNOUNCES OPERATING RESULTS FOR FISCAL 2001 AND

          SUMMARY BALANCE SHEET DATA AT JULY 28, 2001 AND JULY 29, 2000



                       COMMENTS ON OUTLOOK FOR FISCAL 2002

Highlights
----------
- Company Signs Commitment Letter for New $10 Million Senior Credit Facility
- Reports Operating Loss, Before Unusual Expenses, of ($1,265,000) For FY 2001
- EBITDA for FY 2001, Before Unusual Expenses, of $1.7 million
- Favorable Outlook for Power Conversion and Medical Imaging Segments; Expects Higher Revenues and Gross Margins for FY 2002
- Expects Net Loss for FY 2002 Due Principally to Unusual Expenses Associated with Final Settlement of Class Action Lawsuit

VALHALLA, NY -- April 1, 2002 -- Del Global Technologies Corp. (DGTC) ("Del") today announced the signing of a commitment letter for a new senior credit facility, operating results for its Fiscal year ended July 28, 2001, summary balance sheet data at July 28, 2001 and July 29, 2000, and its outlook for Fiscal 2002.

FORMIDABLE CHALLENGES BEING ADDRESSED
-------------------------------------
Samuel E. Park, who joined Del as President and Chief Executive Officer on February 26, 2001, commented, "In order to focus on Del's future, over the past 12 months we have addressed numerous financial, operational and legal issues from the Company's past. We are pleased with what we have accomplished to date, although there is still much to be done. While the steps we have taken have forced us to make some difficult decisions, we believe that this process will create a stronger Del Global Technologies.

"Del's new management is now focused on strengthening its operations through management upgrades, improved operational and asset management practices, and rationalized product lines. We are also beginning to implement a business plan to allow the Company to take advantage of long-term domestic and international opportunities in the medical imaging and power systems industries. It is management's intention to keep its shareholders, employees, suppliers and customers apprised of its progress in these areas on a regular basis."

Mr. Park highlighted several of the challenges facing the Company, and the steps taken to rectify them:

FINANCIAL CHALLENGES
--------------------
Financial Statements -- The operating results for Fiscal 2001 and balance sheets at July 28, 2001 and July 29, 2000, are the first financial information to be issued by Del since June 2000, when it filed its unaudited quarterly Form 10Q for its Fiscal 2000 third quarter. In November 2000, the Company announced that it would delay the filing of its Form 10K for Fiscal 2000 as a result of undertaking a review of sales cut-offs for each quarter in Fiscal 2000.
The Company's independent Directors, with the assistance of outside counsel and PriceWaterhouseCoopers acting as forensic auditors, commenced this review to determine if prior period financial statements would need to be restated. Substantial resources were committed to this effort over the last 12 months.
The accompanying financial information includes all corrections and adjustments that management believes are necessary as a result of this review, as well as the correction of accounting errors in prior years' financial statements.



These adjustments and corrections of errors, which reduced shareholders' equity, relate to:

- improper sales cut-off                - inventory obsolescence
- fixed assets lives                    - the improper application of percentage
- accounting for certain contracts        of completion accounting
- over-capitalization of engineering    - understatement of warranty
  costs & material handling costs         liabilities
  in both inventory and internally      - improper capitalization of litigation
  constructed fixed assets                settlement
- non-consolidation of investment       - over-capitalization of investment
  in subsidiary                           in a subsidiary
- accountiung for treasury stock

Financial statements previously issued for prior periods have not been restated, and therefore such financial statements and the independent auditors' reports thereon should not be relied upon.

Working Capital Needs - In March 2002, the Company signed a commitment letter to establish a new, $10 million senior revolving credit facility. This new facility, with a lender whose name shall be disclosed upon consummation of the agreement, was offered after extensive due diligence by the lender, as well as other potential lenders. The closing of this new credit facility is subject to certain customary closing conditions, and the facility will expire three years from the date of closing. This new credit facility will replace a credit facility from Del's existing bank.

Mr. Park stated, "We appreciate this lender's confidence in our prospects and business model. It is an important step in strengthening Del's financial foundation. We view this commitment letter as a validation of what Del's new management team has accomplished this past year."

LEGAL CHALLENGES
----------------
Shareholder Lawsuit - Del's new management team worked to eliminate the uncertainties created by the filing of shareholder class action lawsuits. In January 2002, the U.S. District Court, Southern District, New York, issued a final written order approving the terms of a settlement. The settlement required no present cash payment from the Company, and effectively quantifies and caps Del's exposure from this litigation.

Thomas V. Gilboy, Chief Financial Officer, stated, "In connection with the settlement of the shareholder lawsuit, Del will be issuing $2 million of 6% subordinated notes due in 5 years, 2.5 million shares plus warrants to purchase an additional one million shares of Del stock at $2. If not earlier exercised, the warrants will be callable by Del at $0.25 per warrant once Del's common stock trades at $4 per share for ten consecutive trading days. The Company will not be in a position to affect the exercise of its call option on these warrants until such time as it can register the shares of common stock underlying such warrants. We expect that this issuance will create dilution in the range of 25% to 30%, based on our current shares outstanding of 7.8 million for Fiscal 2001. The issuance of the shares and warrants will also result in Del incurring an additional non-cash charge of approximately $7 million in the third quarter of Fiscal 2002, which is the date of the Court approval."

SEC Investigation - In December 2000 the SEC commenced a formal investigation in connection with the Company's previously issued financial statements.
The Company's new management team has provided numerous documents to the SEC and continues to cooperate fully with its staff. At this time, management of the Company cannot predict the duration of this investigation or its potential outcome.

Complaint Filed Against Former Del Chief Executive Officer - In February 2002, Del filed a Complaint against its former Chief Executive Officer alleging that he engaged in numerous acts of securities law violations, fraud, breaches of fiduciary responsibility and corporate mismanagement. The lawsuit is ongoing and, therefore, management is unable to provide additional comment beyond what is included in the Complaint.

Department of Defense Investigation - On March 8, 2002, RFI Corporation, a subsidiary of Del and part of the Company's Power Conversion Group, was served with a subpoena by the U.S. Attorney, Eastern District of New York. The Company believes that the U.S. Department of Defense ("DoD") has launched an investigation into RFI's quality control practices and record keeping.
It is the Company's belief that this investigation may also be the result of other DoD investigations of certain distributors who may have supplied non-compliant parts to the DoD, and who may have also purchased certain parts from RFI. The Company is fully cooperating with this investigation and has retained special counsel. Management cannot predict the duration of such investigation or its potential outcome.

OPERATIONAL CHALLENGES
----------------------
Consolidation of Facilities and Margin Issues - In May 2001, new management announced the closure of the Company's Dynarad facility in Deer Park, NY and consolidation of those product lines into its Hicksville and Bay Shore, NY facilities. The Company also integrated Dynarad's portable x-ray product line into its Franklin Park, IL facility, and elected to close its Lincolnwood, IL facility. With the transfer of these operations complete, management anticipates that the profitability of its remaining facilities will be improved. In addition, Del shifted its focus to higher margin products and projects, eliminated those products and projects deemed to be unprofitable or with limited market acceptance, and raised prices on several of its products to more accurately reflect current market conditions.

Disparate Practices and Procedures - Management is implementing a variety of new practices and procedures to enhance its operations, including centralizing certain manufacturing operations and corporate functions, and standardizing procedures throughout the Company. These initiatives are, for example, allowing management to monitor its sales, production and accounting systems more frequently and with greater accuracy.

Management Turnover - Samuel E. Park was appointed Acting President and CEO of Del in February 2001, immediately after the departure of the Company's former President and CEO. He was appointed to these positions on a full-time basis in July 2001. Prior to joining the Company, Mr. Park was President and founder of Hibernian Consulting Group, which specializes in helping clients increase the value of their companies. Mr. Park acquired significant industrial manufacturing experience as President - Americas of the Process Equipment Division of United Utilities Ltd. and as
President of Leeds and Northrup, a unit of General Signal.

Thomas V. Gilboy joined Del as Chief Financial Officer in February 2001, the same day as Mr. Park. Mr.Gilboy's prior experience includes positions as CFO at Microwave Power Devices Inc., PureTec Corporation and Troy Corporation, as well as consulting and interim financial roles at medium-sized public and private turn-around companies. Dr. Daniel Pisano, Jr. joined Del as President of the Power Conversion Group in July 2001, while Walter Schneider joined Del as President of Del Medical Imaging Group in November 2000. The Company is continuing to seek out and hire qualified professionals for sales and management positions.

RE-LISTING OF COMMON STOCK
--------------------------
Del's common stock was delisted from the Nasdaq Stock Market in December 2000. In order for the Company to apply for the re-listing on a national exchange, it must file with the SEC audited operating results for the three previous Fiscal years, and balance sheets for the two previous
Fiscal year ends.

As announced in November 2000, the Company discovered certain revenue recognition and other accounting problems that led to a delay in the filing of its Fiscal 2000 Form 10K. After an extensive review the Company determined that financial statements issued for the Fiscal years 1997, 1998 and 1999 required restatement, as well as the financial statements for the first, second and third quarters of Fiscal 2000.

The Company has prepared internal restated income statements for Fiscal 1997, Fiscal 1998, Fiscal 1999, and for the first three quarters of Fiscal 2000. However, the Company has yet to determine the period or periods in which it should record approximately $15 million of charges associated with inventory and accelerated depreciation on internally constructed fixed assets.

The Company expects to file during the fourth calendar quarter of 2002 a Form 10K for Fiscal 2002. In the Form 10K for Fiscal 2002, the Company will include operating results for Fiscal 2002 and 2001, and will attempt to include operating results for Fiscal 2000. No assurance can be given that the Company will be successful in this effort to complete Fiscal year 2000 operating results, or the restatement of prior Fiscal years' financial statements.

Once all of the necessary SEC filings have been made, management will initiate the relisting application.

OPERATING RESULTS FOR THE FISCAL YEAR ENDED JULY 28, 2001
---------------------------------------------------------
Net sales for Fiscal 2001 totaled $93.0 million, with gross profit of $18.9 million, or 20.3%. Several unusual items impacted Del's operating performance in Fiscal 2001, including expenses of $9.8 million related to the settlement of the class action lawsuit (which was approved by the Court in January 2002) and $822,000 related to facilities reorganization. Absent these charges and costs, Del's operating loss would have been $1,265,000. Including these items, the operating loss reported for Fiscal 2001 was $11.8 million. EBITDA for Fiscal 2001, before unusual charges, was $1.7 million. The net loss for Fiscal 2001, after an income tax benefit of $4.9 million, was $8.5 million, or $1.09 per share.

The Company also recognized approximately $1.2 million in incremental audit fees in Fiscal 2001, which are included in selling, general and administrative expenses. Additional incremental audit fees of approximately $1.7 million will also be recognized in the first and second quarters of Fiscal 2002.

As stated previously, in connection with the settlement of the shareholder lawsuit, Del will be issuing 2.5 million additional shares plus warrants to purchase an additional one million shares of Del stock at $2, creating an expected share dilution in the range of 25-30%. The issuance of the shares and warrants will also result in Del incurring a non-cash charge of approximately $7 million in the third quarter of Fiscal 2002, which is the date of the Court approval.

Sales of the Medical Imaging Systems Group were $46.5 million. Del's Medical Imaging serves a worldwide market of more than $700 million, and is a significant global provider of cost-effective high performance systems for the medical imaging markets. The Company supplies its products both as an OEM to major medical manufacturers and as a provider under its own brands- UNIVERSAL, Del, Villa, Dynarad, X-Tek and Acoma. Del's Medical Imaging Systems includes its 80% interest in Villa Sistemi Medicali, the largest Italian manufacturer of stationary and portable medical x-ray systems, and RF imaging systems, for the medical and dental fields. Villa has become an integral part of Del's plans to expand its worldwide presence.

Sales at Del's Power Conversion Group were $46.4 million. The Power Conversion Group is a world leader in the design and manufacture of high voltage power supplies, Monoblock X-Ray Sources, transformers, noise suppression filters and high voltage capacitors. Del's product lines -- Del High Voltage, Bertan High Voltage, RFI and Dynarad - produce high voltage subsystems and filters for analytical, medical, industrial, scientific and defense applications.

FINANCIAL CONDITION AT JULY 28, 2001
------------------------------------
Del's balance sheet at July 28, 2001 reflected a current ratio of 1.7:1, working capital of $22.3 million, shareholders' equity of $41.8 million and a book value of $5.33 per share. Pro Forma book value per share after taking into account the
2.5 million shares that will be issued in the class action settlement would be $4.04 per share.

OUTLOOK FOR FISCAL 2002
-----------------------
Mr. Park continued, "Recently, a major competitor to Medical Imaging Systems announced its exit from the general-purpose radiographic business. As a result, our Medical Imaging Systems business is now the largest supplier by market share to the independent distributors of radiographic equipment in North America. We are committed to this business and we believe that, managed properly, attractive long-term opportunities in this industry exist both in the U.S. and internationally.

"The Power Conversion business is an area that offers great promise for future growth. The attacks of September 11th have resulted in a re-doubled effort by our nation's authorities to improve security measures, notably at airports via the installation of Explosive Detection Systems ("EDS"). Del is the primary supplier of a key power subsystem to the two qualified EDS system suppliers - L-3 Communications Corp. (NYSE: LLL) via an OEM agreement with Analogic Corp. (Nasdaq: ALOG), and InVision Technologies (Nasdaq: INVN). The production of EDS units has accelerated, and we therefore expect sales of our components to significantly increase during the second half of Fiscal 2002 and in Fiscal 2003, while sales of components for other industries and applications should also rise."

Mr. Park continued, "Net sales in the first half of Fiscal 2002, ended January 26, 2002, were approximately $44 million, a modest decline from the prior year's first half. Some gross margin improvements in the first half of Fiscal 2002 versus the prior year are anticipated, as some of the initiatives we have put in place begin to gain traction. These initiatives include increased operating efficiencies at the Medical Imaging Systems group, through better pricing and the consolidation of Dynarad's x-ray product line to our facilities in Franklin Park. The Power Conversion business should also benefit from the integration of Dynarad into our Hicksville facility. We have continued to absorb some unusually high operating costs in the first half, including audit fees in excess of normal ongoing requirements."

He concluded, "Total sales for Fiscal 2002 are expected to be in the range of $97 to $100 million. Margins are anticipated to continue to improve in the second half of Fiscal 2002 due to higher sales and gross margin improvement at the Medical Imaging Systems business, and the acceleration of EDS orders at the Power Conversion business. There can, however, be no assurances that Del will achieve these expected operating results. Moreover, we again point out that we expect to incur a non-cash charge of approximately $7 million in the third quarter of Fiscal 2002 related to shares and warrants issued in the litigation settlement, and the Company will have 2.5 million additional shares outstanding from the class action settlement, as well as warrants exercisable at $2 for an additional 1 million shares."

Mr. Gilboy commented, "The Company has financed its operations, and the unusual expenses, over the four quarters ended January 2002 from cash flow from operations. This new credit facility should provide us with adequate working capital financing capability to accommodate the growth we expect in Medical Imaging Systems, and the growth we expect in Power Conversion from the EDS business."

INVESTOR CONFERENCE CALL
------------------------
Samuel Park and Thomas Gilboy will host a conference call on April 2, 2002 at 11:00 A.M. Eastern Standard Time, to discuss this news release. The telephone number to join this conference call is (973) 321-1100. A taped replay of the call will be available through 5:00 P.M. Eastern Standard Time, April 3, 2002. Please dial (973) 341-3080 and enter the number 3207406. In addition, the conference call will be broadcast live over the Internet via the Webcast section of Del's web site at www.delglobaltech.com. To listen to the live call on the Internet, go to the web site at least 15 minutes early to register, download and install any necessary audio software. If you are unable to participate in the live call, the conference call will be archived and can be accessed on the Company's website for approximately five business days.

Del Global Technologies Corp. is primarily engaged in the design, manufacture and marketing of cost-effective medical imaging and diagnostic systems consisting of stationary and portable x-ray systems, radiographic/fluoroscopic systems, dental imaging systems and proprietary high-voltage power conversion subsystems for medical and other critical industrial applications. Industrial applications for which Del supplies power subsystems include airport explosives detection, analytical instrumentation, semiconductor capital equipment and energy exploration.

Statements about future results made in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict including, but not limited to, the ability of the Company to implement its business plan, management changes, changing industry and competitive conditions, obtaining anticipated operating efficiencies, securing necessary capital facilities and general economic conditions. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's filings with the Securities and Exchange Commission.

CONTACT:                                INVESTOR RELATIONS:
Del Global Technologies Corp.           The Equity Group Inc.
Samuel E. Park, President               Devin Sullivan (212) 836-9608
& Chief Executive Officer               Adam Prior (212) 836-9606
Thomas V. Gilboy, Chief
Financial Officer
(914) 686-3600

                    DEL GLOBAL TECHNOLOGIES AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (in thousands except per share amounts)


                                                            Fiscal Year Ended
                                                              July 28, 2001

Net Sales                                                    $        92,955

Cost of Sales                                                         74,091
                                                             ----------------

Gross Margin                                                          18,864

    Selling, general and administrative                               17,253
    Research and development                                           2,876
    Litigation settlement costs                                        9,759
    Facilities reorganization costs                                      822
                                                             ----------------

        Total operating expenses                                      30,710
                                                             ----------------

Operating Loss                                                       (11,846)
                                                             ----------------

    Interest expense, net                                              1,308
    Other income                                                         (74)
                                                             ----------------

Loss Before Income Tax Benefit
  And Minority Interest                                              (13,080)

    Income tax benefit                                                (4,938)
                                                             ----------------

Loss Before Minority Interest                                         (8,142)
                                                             ----------------

     Minority interest                                                   379
                                                             ----------------

Net Loss                                                     $        (8,521)
                                                             ================

Basic and Diluted Net Loss Per Share                          $        (1.09)
                                                             ================

     Basic shares outstanding                                           7,848
                                                             ================

                    DEL GLOBAL TECHNOLOGIES AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEETS
                     (in thousands except per share amounts)



                                            July 28, 2001        July 29, 2000


    Current Assets                              $53,369              $55,488
    Total Assets                                $81,658              $82,805

    Current Liabilities                         $31,100              $28,157
    Total Liabilities                           $39,249              $36,504

    Minority Interest                            $618                 $239

    Shareholders' Equity                        $41,791              $46,062

    Common Shares Outstanding
    End of Year (000) (1)                        7,848                7,929
           Book Value Per Share                  $5.33                $5.81


    Pro Forma After Issuance of 2.5 Million
    Shares Related to Litigation Settlement

    Common Shares Outstanding (000) (1)         10,348

    Book Value Per Share                         $4.04

    (1) Net of treasury stock